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                             August 9, 2021

       Andrew Milgram
       Chief Executive Officer
       Marblegate Acquisition Corp.
       5 Greenwich Office Park, Suite 400
       Greenwich, CT 06831

                                                        Re: Marblegate
Acquisition Corp.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted July 14,
2021
                                                            CIK No. 0001838513

       Dear Mr. Milgram:

              We have conducted a limited review of your draft registration statement. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

               After reviewing the information you provide in response to this comment and your filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1 submitted July 14, 2021

       Capitalization, page 79

   1. We note that you are offering 30,000,000 Class A shares as part of your initial public offering of units, but
only show 26,158,399 Class A shares subject to possible redemption in your Capitalization
table. Please tell us how you considered the guidance in ASC 480-
                                                        10-S99-3A, which
requires securities that are redeemable for cash or other assets to be classified outside of
permanent equity if they are redeemable (1) at a fixed or
                                                        determinable price on a
fixed or determinable date, (2) at the option of the holder, or (3)
                                                        upon the occurrence of
an event that is not solely within the control of the issuer, in concluding that all
30,000,000 Class A shares were not required to be presented outside of permanent equity and
part of shares subject to possible redemption.
 Andrew Milgram
Marblegate Acquisition Corp.
August 9, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        We also remind you that your registration statement must be on file no later than 15 days prior to the requested effective date and time. Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact William Demarest at 202-551-3432 or Wilson Lee at 202-551-3468 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Davis at 202-551-4385 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameAndrew Milgram
                                                            Division of
Corporation Finance
Comapany NameMarblegate Acquisition Corp.
                                                            Office of Real
Estate & Construction
August 9, 2021 Page 2
cc:       Joshua Englard
FirstName LastName